

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2023

James La Manna
Chief Financial Officer
Kingfish Holding Corp
822 62nd Street Circle East
Unit 105
Bradenton, FL 34208

> **Re: Kingfish Holding Corp**
> **Form 10-K for the Year Ended September 30, 2022**
> **Filed December 30, 2022**
> **File No. 000-52375**

Dear James La Manna:

　　We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended September 30, 2022

Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
11. Subsequent Events, page 25

1.   We note that on October 28, 2022, you entered into an Agreement and Plan of Merger with Renovo Resource Solutions, Inc. ("Renovo"). Please tell us whether you have consummated the transaction, and if so, how the requirement to provide financial information for Renovo pursuant to Items 2.01(f) and 9.01 of Form 8-K was met.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction